Exhibit 99.2

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

Responsibility for Financial Statements

The Company’s management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, for review by the Audit Committee and approval by the Board of Directors.

The preparation of financial statements requires the selection of appropriate accounting policies in accordance with International Financial Reporting Standards and the use of estimates and judgements by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. In making certain material estimates, the Company’s management has relied on the judgement of independent specialists.

The Company’s management has developed and maintains a system of internal accounting controls to ensure, on a reasonable and cost-effective basis, that the financial information is timely reported and is accurate and reliable in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, our independent auditor. Its report outlines the scope of its examination and expresses its opinions on the consolidated financial statements and internal control over financial reporting.

Original signed by “David D.Cates”	Original signed by “Gabriel (Mac) McDonald”

David D. Cates	Gabriel (Mac) McDonald
President and Chief Executive Officer	Vice-President Finance and Chief Financial Officer

March 9, 2016

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework, 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2015 has been audited by PricewaterhouseCoopers LLP, our independent auditor, as stated in its report which appears herein.

Changes to Internal Control over Financial Reporting

There has not been any change in the Company’s internal control over financial reporting that occurred during 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

March 9, 2016

Independent Auditor’s Report

To the Shareholders of

Denison Mines Corp.

We have completed the integrated audits of the consolidated financial statements of Denison Mines Corp. and its subsidiaries for the years ending December 31, 2015 and December 31, 2014 and their internal control over financial reporting as at December 31, 2015. Our opinions based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Denison Mines Corp. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2015 and 2014 and the consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flow for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Denison Mines Corp. and its subsidiaries as at December 31, 2015 and 2014 and their financial performance and their cash flows for the years then ended in accordance with IFRS as issued by the IASB.

Emphasis of matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which describe matters and conditions that indicate the existence of material uncertainties that raise substantial doubt about the company’s ability to continue as a going concern.

Report on internal control over financial reporting

We have also audited Denison Mines Corp. and its subsidiaries’ internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Denison Mines Corp. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario, Canada

Consolidated Statements of Financial Position

(Expressed in thousands of U.S. dollars except for share amounts)	At December 31 2015	At December 31 2014

ASSETS
Current
Cash and cash equivalents (note 7)	$5,367	$18,640
Investments (note 10)	7,282	4,381
Trade and other receivables (note 8)	4,826	9,411
Inventories (note 9)	2,256	2,240
Prepaid expenses and other	619	850

	20,350	35,522
Non-Current
Inventories-ore in stockpiles (note 9)	1,515	1,760
Investments (note 10)	496	954
Restricted cash and investments (note 11)	2,040	2,068
Property, plant and equipment (note 12)	188,250	270,388
Intangibles (note 13)	107	638

Total assets	$212,758	$311,330

LIABILITIES
Current
Accounts payable and accrued liabilities	$4,574	$10,050
Current portion of long-term liabilities:
Post-employment benefits (note 14)	217	259
Reclamation obligations (note 15)	624	706
Debt obligations (note 16)	300	30
Other liabilities (note 17)	1,863	1,935

	7,578	12,980
Non-Current
Post-employment benefits (note 14)	2,172	2,662
Reclamation obligations (note 15)	18,836	16,953
Debt obligations (note 16)	-	9
Other liabilities (note 17)	652	841
Deferred income tax liability (note 18)	16,465	21,826

Total liabilities	45,703	55,271

EQUITY
Share capital (note 19)	1,130,779	1,120,758
Share purchase warrants (note 20)	-	376
Contributed surplus (note 21)	53,965	53,321
Deficit	(944,097)	(892,537)
Accumulated other comprehensive loss (note 22)	(73,592)	(25,859)

Total equity	167,055	256,059

Total liabilities and equity	$212,758	$311,330

Issued and outstanding common shares (note 19)	518,438,669	505,868,894

Going concern basis of accounting (note 2)
Commitments and contingencies (note 27)
Subsequent events (note 29)

The accompanying notes are an integral part of the consolidated financial statements

On behalf of the Board of Directors:

(Signed) “William A. Rand”	(Signed) “Catherine J.G. Stefan”
Director	Director

Consolidated Statements of Income (Loss) and

Comprehensive Income (Loss)

	Year Ended
(Expressed in thousands of U.S. dollars except for share and per share amounts)	December 31 2015	December 31 2014

REVENUES (note 24)	$12,670	$9,619

EXPENSES
Operating expenses (note 23, 24)	(12,408)	(11,651)
Mineral property exploration (note 24)	(14,257)	(14,401)
General and administrative (note 24)	(6,463)	(6,636)
Impairment of mineral properties (note 12)	(27,767)	(1,745)
Foreign exchange	(16,042)	(5,893)
Other income (expense) (note 23)	(525)	425

	(77,462)	(39,901)

Loss before finance charges	(64,792)	(30,282)

Finance expense (note 23)	(714)	(283)

Loss before taxes	(65,506)	(30,565)
Income tax recovery (expense) (note 18):
Current	-	(5)
Deferred	3,769	2,304

Loss from continuing operations	(61,737)	(28,266)
Net income (loss) from discontinued operations, net of tax (note 6)	10,177	(3,437)

Net loss for the period	$(51,560)	$(31,703)

Other comprehensive income (loss):
Items that may be reclassified to loss:
Unrealized gain (loss) on investments-net of tax
Continuing operations	(4)	7
Discontinued operations	-	-
Foreign currency translation change
Continuing operations	(59,653)	(22,813)
Discontinued operations	11,924	4,676

Comprehensive loss for the period	$(99,293)	$(49,833)

Basic and diluted net income (loss) per share:
Continuing operations	$(0.12)	$(0.06)
Discontinued operations	$0.02	$(0.01)
All operations	$(0.10)	$(0.06)

Weighted-average number of shares outstanding (in thousands):
Basic and diluted	513,415	494,510

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Statements of Changes in Equity

	Year Ended
(Expressed in thousands of U.S. dollars)	December 31 2015	December 31 2014

Share capital
Balance-beginning of period	$1,120,758	$1,092,144
Share issues-net of issue costs	11,318	12,845
Flow-through share premium	(2,028)	(2,030)
Shares issued on acquisition of Rockgate Capital Corp (note 6)	-	3,034
Shares issued on acquisition of International Enexco Limited (note 6)	-	11,979
Shares issued to settle payable and accrued liability obligations (note 19)	-	610
Share options exercised-cash	5	946
Share options exercised-non cash	4	525
Share purchase warrants exercised-cash	406	405
Share purchase warrants exercised–non-cash	316	300

Balance-end of period	1,130,779	1,120,758

Share purchase warrants
Balance-beginning of period	376	616
Warrants issued on acquisition of International Enexco Limited (note 6)	-	61
Warrants exercised	(316)	(300)
Warrants expired	(60)	(1)

Balance-end of period	-	376

Contributed surplus
Balance-beginning of period	53,321	52,943
Stock-based compensation expense	588	800
Share options issued on acquisition of International Enexco Limited (note 6)	-	102
Share options exercised-non-cash	(4)	(525)
Warrants expired	60	1

Balance-end of period	53,965	53,321

Deficit
Balance-beginning of period	(892,537)	(860,834)
Net loss	(51,560)	(31,703)

Balance-end of period	(944,097)	(892,537)

Accumulated other comprehensive loss
Balance-beginning of period	(25,859)	(7,729)
Unrealized gain (loss) on investments	(4)	7
Foreign currency translation	(61,399)	(18,137)
Foreign currency translation realized in net income	13,670	-

Balance-end of period	(73,592)	(25,859)

Total Equity
Balance-beginning of period	$256,059	$277,140

Balance-end of period	$167,055	$256,059

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Statements of Cash Flow

	Year Ended
(Expressed in thousands of U.S. dollars)	December 31 2015	December 31 2014

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss for the period	$(51,560)	$(31,703)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	3,626	2,095
Impairment-mineral properties (note 12)	27,767	1,745
Impairment-investments	-	22
Stock-based compensation	588	800
Gain on divestiture of Mongolia Mining Division (note 6)	(8,374)	-
Gains on asset disposals	(85)	(449)
Losses on investments and restricted investments	346	59
Losses on reclamation obligation revisions	2,262	2,086
Non-cash inventory adjustments	169	-
Deferred income tax recovery	(3,769)	(2,304)
Foreign exchange losses	13,169	7,983
Change in non-cash working capital items (note 23)	(1,872)	(3,834)

Net cash used in operating activities	(17,733)	(23,500)

INVESTING ACTIVITIES
Acquisition of asset group, net of cash and cash equivalents acquired:
Rockgate Capital Corp (note 6)	-	(57)
International Enexco Limited (note 6)	-	(141)
Divestiture of asset group, net of cash and cash equivalents divested:
Mongolia Mining Division (note 6)	897	-
Sale of investments	4,033	9,529
Purchase of investments	(8,134)	(569)
Expenditures on property, plant and equipment	(1,987)	(859)
Proceeds on sale of property, plant and equipment	115	265
Decrease (increase) in restricted cash and investments	(346)	44

Net cash provided by (used in) investing activities	(5,422)	8,212

FINANCING ACTIVITIES
Increase (decrease) in debt obligations	276	(53)
Issuance of common shares for:
New share issues-net of issue costs (note 19)	11,318	12,845
Share options exercised (note 19)	5	946
Share purchase warrants exercised (note 19)	406	405

Net cash provided by financing activities	12,005	14,143

Decrease in cash and cash equivalents	(11,150)	(1,145)
Foreign exchange effect on cash and cash equivalents	(2,123)	(2,001)
Cash and cash equivalents, beginning of period	18,640	21,786

Cash and cash equivalents, end of period	$5,367	$18,640

Supplemental cash flow disclosure:
Interest paid	$2	$2
Income taxes paid	-	-

The accompanying notes are an integral part of the consolidated financial statements

Notes to the consolidated financial statements for the years ended December 31, 2015 and 2014

(Expressed in U.S. dollars except for shares and per share amounts)

1.	NATURE OF OPERATIONS

Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, the “Company”) are engaged in uranium mining related activities, including acquisition, exploration and development of uranium properties, extraction, processing and selling of uranium.

The Company has a 22.5% interest in the McClean Lake Joint Venture (“MLJV”) (which includes the McClean Lake mill) and a 25.17% interest in the Midwest Joint Venture (“MWJV”), both of which are located in the Athabasca Basin of Saskatchewan, Canada. The McClean Lake mill provides toll milling services to the Cigar Lake Joint Venture (“CLJV”) under the terms of a toll milling agreement between the parties. In addition, the Company has varying ownership interests in a number of evaluation and exploration projects located in Canada, Mali, Namibia and Zambia.

The Company provides mine decommissioning and decommissioned site monitoring services to third parties through its Denison Environmental Services (“DES”) division and is also the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in uranium oxide concentrates (“U3O8“) and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 40 University Avenue, Suite 1100, Toronto, Ontario, Canada, M5J 1T1.

References to “2015” and “2014” refer to the year ended December 31, 2015 and the year ended December 31, 2014 respectively.

2.	GOING CONCERN BASIS OF ACCOUNTING

These consolidated financial statements have been prepared using International Financial Reporting Standards, as issued by the International Accounting Standards Board, on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months.

At December 31, 2015, the Company has sufficient liquidity on hand to fund its planned operations for the fiscal 2016 year. However, in the absence of additional funding, the Company anticipates that it will become non-compliant with the minimum cash covenant requirement of its letters of credit facility in 2016 and, as a result, there is substantial doubt upon the Company’s ability to realize its assets and discharge its liabilities in the normal course of business, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. In order to both fund operations and maintain rights under existing agreements, the Company must secure sufficient future funding. The Company is actively pursuing access to different sources of funding and while it has been successful in the past in obtaining financing for its activities, there is no assurance that it will be able to obtain adequate financing in the future.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company ceases to exist as a going concern in the normal course of operations. Such adjustments could be material.

3.	BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s presentation currency is U.S dollars.

These financial statements were approved by the board of directors for issue on March 9, 2016.

4.	ACCOUNTING POLICIES AND COMPARATIVE NUMBERS

Significant Accounting Policies

The significant accounting policies used in the preparation of these consolidated financial statements are described below:

(a)	Consolidation

The financial statements of the Company include the accounts of DMC and its subsidiaries and joint operations. Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity where the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group and are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated.

Joint operations include various mineral property interests which are held through option or contractual agreements. These arrangements involve joint control of one or more of the assets acquired or contributed for the purpose of the joint operation. The consolidated financial statements of the Company include its share of the assets in such joint operations, together with its share of the liabilities, revenues and expenses arising jointly or otherwise from those operations. All such amounts are measured in accordance with the terms of each arrangement.

(b)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each entity in the DMC group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Primary and secondary indicators are used to determine the functional currency. Primary indicators include the currency that mainly influences sales prices, labour, material and other costs. Secondary indicators include the currency in which funds from financing activities are generated and in which receipts from operating activities are usually retained. For our entities located in Canada, Mali, Namibia and Zambia, the local currency has been determined to be the functional currency.

The consolidated financial statements are presented in U.S. dollars, unless otherwise stated.

The financial statements of entities that have a functional currency different from the presentation currency of DMC (“foreign operations”) are translated into U.S. dollars as follows: assets and liabilities-at the closing rate at the date of the statement of financial position, and income and expenses-at the average rate of the period (as this is considered a reasonable approximation to actual rates). All resulting changes are recognized in other comprehensive income or loss as cumulative foreign currency translation adjustments.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income or loss related to the foreign operation are recognized in the statement of income or loss as translational foreign exchange gains or losses.

(ii)	Transactions and balances

Foreign currency transactions are translated into an entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of income or loss as transactional foreign exchange gains or losses.

(c)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less which are subject to an insignificant risk of changes in value.

(d)	Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract is discharged, cancelled or expires.

At initial recognition, the Company classifies its financial instruments in the following categories:

(i)	Financial assets and liabilities at fair value through profit or loss (“FVPL”)

A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of income or loss. Gains and losses arising from changes in fair value are presented in the statement of income or loss in the period in which they arise.

(ii)	Available-for-sale investments

Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from re-measurement are recognized in other comprehensive income or loss. When an available-for-sale investment is sold or impaired, the accumulated gains or losses are moved from accumulated other comprehensive income or loss to the statement of income or loss.

(iii)	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that are intended to be held to maturity. Held-to-maturity investments are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method less a provision for impairment.

(iv)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at the amount expected to be received, less a discount (when material) to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(v)	Financial liabilities at amortized cost

Financial liabilities are initially recognized at the amount required to be paid, less a discount (when material) to reduce the financial liabilities to fair value. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

The Company has designated its financial assets and liabilities as follows:

(i)

“Cash and cash equivalents” and “Trade and other receivables” are classified as loans and receivables and are measured at amortized cost using the effective interest rate method, with the exception of contingent consideration which is classified as a financial asset at fair value through profit and loss (note 4(s)). Interest income is recorded in net income through finance income (expense), as applicable;

(ii)

A portion of “Investments” are classified as FVPL and any period change in fair value is recorded in net income within other income (expense). The remaining amount is classified as available-for-sale and any period change in fair value is recorded in other comprehensive income. When the investment’s value becomes impaired, the loss is recognized in net income within other income (expense) in the period of impairment;

(iii)	“Restricted cash and investments” is classified as held-to-maturity investments; and
(iv)

“Accounts payable and accrued liabilities” and “Debt obligations” are classified as other financial liabilities and are measured at amortized cost using the effective interest rate method. Interest expense is recorded in net income through finance income (expense), as applicable.

(e)	Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset (other than a financial asset classified as fair value through profit and loss) is impaired. Objective evidence of an impairment loss includes: i) significant financial difficulty of the debtor; ii) delinquencies in interest or principal payments; iii) increased probability that the borrower will enter bankruptcy or other financial reorganization; and (iv) in the case of equity investments, a significant or prolonged decline in the fair value of the security below its cost.

If such evidence exists, the Company recognizes an impairment loss, as follows:

(i)

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

(ii)

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of income. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net income.

(f)	Inventories

Expenditures, including depreciation, depletion and amortization of production assets, incurred in the mining and processing activities that will result in the future concentrate production are deferred and accumulated as ore in stockpiles and in-process and concentrate inventories. These amounts are carried at the lower of average costs or net realizable value (“NRV”). NRV is the difference between the estimated future concentrate price (net of selling costs) and estimated costs to complete production into a saleable form.

Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Mining production costs are added to the stockpile as incurred and removed from the stockpile based upon the average cost per tonne of ore produced from mines considered to be in commercial production. The current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months.

In-process and concentrate inventories include the cost of the ore removed from the stockpile, a pro-rata share of the amortization of the associated mineral property, as well as production costs incurred to process the ore into a saleable product. Processing costs typically include labor, chemical reagents and directly attributable mill overhead expenditures. Items are valued at weighted average cost.

Materials and other supplies held for use in the production of inventories are carried at average cost and are not written down below that cost if the finished products in which they will be incorporated are expected to be sold at or above cost. However, when a decline in the price of concentrates indicates that the cost of the finished products exceeds net realizable value, the materials are written down to net realizable value. In such circumstances, the replacement cost of the materials may be the best available measure of their net realizable value.

(g)	Property, plant and equipment

Property, plant and equipment are recorded at acquisition or production cost and carried net of depreciation and impairments. Cost includes expenditures incurred by the Company that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the statement of income during the period in which they are incurred.

Depreciation is calculated on a straight line or unit of production basis as appropriate. Where a straight line methodology is used, the assets are depreciated to their estimated residual value over an estimated useful life which ranges from three to twenty years depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and resources in the current mine plan. When assets are retired or sold, the resulting gains or losses are reflected in the statement of income or loss as a component of other income or expense. The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of depreciation and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Where straight-line depreciation is utilized, the range of useful lives for various asset classes is generally as follows:

Buildings	15 - 20 years;
Production machinery and equipment	5 - 7 years;
Other	3 - 5 years;

(h)	Mineral property acquisition, exploration, evaluation and development costs

Costs relating to the acquisition of acquired mineral rights and acquired exploration rights are capitalized.

Exploration expenditures are expensed as incurred.

Evaluation expenditures are expensed as incurred, until an area of interest is considered by management to be sufficiently advanced. Once this determination is made, the area of interest is classified as an evaluation stage mineral property, a component of the Company’s mineral properties, and all further non-exploration expenditures for the current and subsequent periods are capitalized. These expenses include further evaluation expenditures such as mining method selection and optimization, metallurgical sampling test work and costs to further delineate the ore body to a higher confidence level.

Once commercial and technical viability has been established for a property, the property is classified as a development stage mineral property and all further development costs are capitalized to the asset. Further development costs include costs related to constructing a mine, such as shaft sinking and access, lateral development, drift development, engineering studies and environmental permitting, infrastructure development and the costs of maintaining the site until commercial production.

Such capital costs represent the net expenditures incurred and capitalized as at the balance sheet date and do not necessarily reflect present or future values.

Once a development stage mineral property goes into commercial production, the property is classified as “Producing” and the accumulated costs are amortized over the estimated recoverable resources in the current mine plan using a unit of production basis. Commercial production occurs when a property is substantially complete and ready for its intended use.

(i)	Identifiable Intangible assets

The Company’s identifiable intangible assets are stated at cost less accumulated amortization. These assets are capitalized and amortized on a straight-line basis in the statement of income or loss over the period of their expected useful lives. The useful lives of the assets are reviewed at least annually and adjusted if appropriate.

(j)	Impairment of non-financial assets

Property, plant and equipment and intangible assets are assessed at the end of each reporting period to determine if there is any indication that the asset may be impaired. If any such indication exists, an estimate of the recoverable amount of the asset is made. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash inflows or CGUs. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use (being the present value of the expected future cash flows of the relevant asset or CGU, as determined by management). An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount.

Mineral property assets are tested for impairment using the impairment indicators under IFRS 6 “Exploration for and Evaluation of Mineral Resources” up until the commercial and technical feasibility for the property is established. From that point onwards, mineral property assets are tested for impairment using the impairment indicators of IAS 36 “Impairment of Assets”.

(k)	Employee benefits

(i)	Post-employment benefit obligations

The Company assumed the obligation of a predecessor company to provide life insurance, supplemental health care and dental benefits, excluding pensions, to its former Canadian employees who retired from active service prior to 1997. The estimated cost of providing these benefits is actuarially determined using the projected benefits method and is recorded on the balance sheet at its estimated present value. The interest cost on this unfunded liability is being accreted over the remaining lives of this retiree group. Experience gains and losses are being deferred as a component of accumulated other comprehensive income or loss and are adjusted, as required, on the obligations re-measurement date.

(ii)	Stock-based compensation

The Company uses a fair value-based method of accounting for stock options to employees and to non-employees. The fair value is determined using the Black-Scholes option pricing model on the date of the grant. The cost is recognized on a graded method basis, adjusted for expected forfeitures, over the applicable vesting period as an increase in stock-based compensation expense and the contributed surplus account. When such stock options are exercised, the proceeds received by the Company, together with the respective amount from contributed surplus, are credited to share capital.

(iii)	Termination benefits

The Company recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing benefits as a result of an offer made to encourage voluntary termination. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value.

(l)	Reclamation provisions

Reclamation provisions, any legal and constructive obligation related to the retirement of tangible long-lived assets, are recognized when such obligations are incurred and if a reasonable estimate of the value can be determined. These obligations are measured initially at the present value of expected cash flows using a pre-tax discount rate reflecting risks specific to the liability and the resulting costs are capitalized and added to the carrying value of the related assets. In subsequent periods, the liability is adjusted for the accretion of the discount and the expense is recorded in the statement of income or loss. Changes in the amount or timing of the underlying future cash flows or changes in the discount rate are immediately recognized as an increase or decrease in the carrying amounts of the related asset and liability. These costs are amortized to the results of operations over the life of the asset. Reductions in the amount of the liability are first applied against the amount of the net reclamation asset on the books with any excess value being recorded in the statement of income or loss.

The Company’s activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation and remediation liability.

(m)	Provisions

Provisions for restructuring costs and legal claims, where applicable, are recognized in liabilities when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.

(n)	Current and Deferred Income tax

Current income tax payable is based on taxable income for the period. Taxable income differs from income as reported in the statement of income or loss because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income taxes are accounted for using the balance sheet liability method. Deferred income tax assets and liabilities are computed based on temporary differences between the financial statement carrying values of the existing assets and liabilities and their respective income tax bases used in the computation of taxable income. Computed deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and investments, and interests in joint ventures, except where the Company is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also recorded within equity.

Income tax assets and liabilities are offset when there is a legally enforceable right to offset the assets and liabilities and when they relate to income taxes levied by the same tax authority on either the same taxable entity or different taxable entities where there is an intention to settle the balance on a net basis.

(o)	Flow-Through Common Shares

The Company’s Canadian exploration activities have been financed in part through the issuance of flow-through common shares whereby the Canadian income tax deductions relating to these expenditures are claimable by the subscribers and not by the Company. The proceeds from issuing flow-through shares are allocated between the offering of shares and the sale of tax benefits. The allocation is based on the difference (“premium”) between the quoted price of the Company’s existing shares and the amount the investor pays for the actual flow-through shares. A liability is recognized for the premium when the shares are issued, and is extinguished when the tax effect of the temporary differences, resulting from the renunciation, is recorded - with the difference between the liability and the value of the tax assets renounced being recorded as a deferred tax expense. The tax effect of the renunciation is recorded at the time the Company makes the renunciation to its subscribers – which may differ from the effective date of renunciation. If the flow-through shares are not issued at a premium, a liability is not established, and on renunciation the full value of the tax assets renounced is recorded as a deferred tax expense.

(p)	Revenue recognition

Revenue from the sale of mineral concentrates is recognized when it is probable that the economic benefits will flow to the Company. This is generally the case once delivery has occurred, the sales price and costs incurred with respect to the transaction can be measured reliably and collectability is reasonably assured. For uranium, revenue is typically recognized when delivery is evidenced by book transfer at the applicable uranium storage facility.

Revenue from toll milling services is recognized as material is processed in accordance with the specifics of the applicable toll milling agreement. Revenue and unbilled accounts receivable are recorded as related costs are incurred using billing formulas included in the applicable toll milling agreement.

Revenue on environmental service contracts is recognized using the percentage of completion method, whereby sales, earnings and unbilled accounts receivable are recorded as related costs are incurred. Earnings rates are adjusted periodically as a result of revisions to projected contract revenues and estimated costs of completion. Losses, if any, are recognized fully when first anticipated. Revenues from engineering services are recognized as the services are provided in accordance with customer agreements.

Management fees from UPC are recognized as management services are provided under the contract on a monthly basis. Commission revenue earned on acquisition or sale of U3O8 and UF6 on behalf of UPC (or other parties where Denison acts as an agent) is recognized on the date when title passes.

(q)	Earnings (loss) per share

Basic earnings per share (“EPS”) is calculated by dividing the net income or loss for the period attributable to equity owners of DMC by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method.

(r)	Discontinued Operations

A discontinued operation is a component of the Company that has either been disposed of or that is classified as held for sale. A component of the Company is comprised of operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Net income or loss of a discontinued operation and any gain or loss on disposal are combined and presented as net income or loss from discontinued operations, net of tax, in the statement of income or loss.

(s)	Contingent Consideration

Contingent consideration receivable on the sale of assets is recognized, as a financial asset through income or loss, at fair value on the date of sale. Subsequent changes to the fair value of contingent consideration will be recognized in the statement of income or loss at each reporting date and on settlement.

Accounting Standards Issued But Not Yet Applied

The Company has not yet adopted the following new accounting pronouncements which are effective for fiscal periods of the Company beginning on or after January 1, 2016:

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)

In July 2014, the IASB published the final version of IFRS 9 Financial Instruments (“IFRS 9”), which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 replaces the multiple classifications for financial assets in IAS 39 with a single principle based approach for determining the classification of financial assets based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The final version of IFRS 9 is effective for periods beginning on or after January 1, 2018; however, it is available for early adoption.

The Company has not evaluated the impact of adopting this standard.

International Financial Reporting Standard 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service. The standard replaces IAS 18 “Revenue” and IAS 11”Construction Contracts” and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted.

The Company has not evaluated the impact of adopting this standard.

International Financial Reporting Standard 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16 which replaces existing standards and interpretations under IAS 17 “Leases”. IFRS 16 requires all leases, including financing and operating leases, to be reported on the balance sheet with the intent of providing greater transparency on a company’s lease assets and liabilities. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted.

The Company has not evaluated the impact of adopting this standard.

Comparative Numbers

On November 30, 2015, the Company completed a transaction with Uranium Industry a.s. (“Uranium Industry”) to sell all of its mining assets and operations located in Mongolia (see note 6). The Company is treating the sale as a discontinued operation and has adjusted the presentation of its consolidated statement of comprehensive income (loss) in accordance with its accounting policy for discontinued operations. Adjustments have also been made to the supplemental note disclosure relating to the statement of comprehensive income (loss). The consolidated statements of financial position and the consolidated statement of cash flows have not been revised.

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Significant estimates and judgements made by management relate to:

(a)	Determination of a Mineral Property being Sufficiently Advanced

The Company follows a policy of capitalizing non-exploration related expenditures on properties it considers to be sufficiently advanced. Once a mineral property is determined to be sufficiently advanced, that determination is irrevocable and the capitalization policy continues to apply over the life of the property. In determining whether or not a mineral property is sufficiently advanced, management considers a number of factors, including, but not limited to: current uranium market conditions, the quality of resources identified, access to the resource, the suitability of the resource to current mining methods, ease of permitting, confidence in the jurisdiction in which the resource is located and milling complexity.

Many of these factors are subject to risks and uncertainties that can support a “sufficiently advanced” determination as at one point in time but not support it at another. The final determination requires significant judgment on the part of the Company’s management and directly impacts the carrying value of the Company’s mineral properties.

(b)	Mineral Property Impairment Reviews and Impairment Adjustments

Mineral properties are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. When an indicator is identified, the Company determines the recoverable amount of the property, which is the higher of an asset’s fair value less costs of disposal and value in use. An impairment loss is recognized if the carrying value exceeds the recoverable amount. The recoverable amount of a mineral property may be determined by reference to estimated future operating results and discounted net cash flows, current market valuations of similar properties or a combination of the above. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things: reserve and resource amounts, future production and sale volumes, forecast commodity prices, future operating, capital and reclamation costs to the end of the mine’s life and current market valuations from observable market data which may not be directly comparable. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverable amount of a specific mineral property asset. Changes in these estimates could have a material impact the carrying value of the mineral property amounts and the impairment losses recognized.

(c)	Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are computed in respect of taxes that are based on taxable profit. Taxable profit will often differ from accounting profit and management may need to exercise judgement to determine whether some taxes are income taxes (and subject to deferred tax accounting) or operating expenses.

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the temporary differences between accounting carrying values and tax basis are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

(d)	Reclamation Obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed or a constructive or legal obligation exists and typically involve identifying costs to be incurred in the future and discounting them to the present using an appropriate discount rate for the liability. The determination of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ materially from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

(e)	Contingent Consideration

The fair value of contingent consideration is remeasured at each reporting period. The determination of fair value requires judgement in estimating the likely outcome of the components of the contingent consideration, including but not limited to the likelihood of approval of mining licenses and the achievement of production thresholds, based on information available to management.

6.	ACQUISITIONS AND DIVESTITURES

Discontinued Operation - Sale of Mongolia Mining Division

On November 30, 2015, the Company completed its transaction with Uranium Industry to sell all of its mining assets and operations located in Mongolia (the “Mongolia Mining Division”). The primary assets of the Mongolia Mining Division are the exploration licenses for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects.

As consideration for the sale, the Company received cash consideration of $1,250,000 prior to closing and the rights to receive additional contingent consideration of $12,000,000. The contingent consideration is payable as follows:

●

$5,000,000 (the “First Contingent Payment”) within 60 days of the issuance of a mining license for an area covered by any of the exploration licenses in the Mongolia Mining Division (the “First Project”);

●

$5,000,000 (the “Second Contingent Payment”) within 60 days of the issuance of a mining license for an area covered by any of the other exploration licenses held by the Mongolia Mining Division (the “Second Project”);

●	$1,000,000 (the “Third Contingent Payment”) within 365 days following the production of an aggregate of 1,000 pounds U3O8 from the operation of the First Project; and
●	$1,000,000 (the “Fourth Contingent Payment”) within 365 days following the production of an aggregate of 1,000 pounds U3O8 from the operation of the Second Project.

On December 2, 2015, Uranium Industry submitted applications for mining licenses for all four projects to the Mongolian government (see note 29).

The details of the net assets of the Mongolia Mining Division sold to Uranium Industry on November 30, 2015 are as follows:

(in thousands, except share amounts)

Consideration received or receivable at fair value:
Cash consideration prior to closing	$1,250
Fair value of contingent consideration	-
Transaction costs	(337)

Consideration received or receivable at fair value	$913

Net assets disposed of at carrying value:
Cash	$(16)
Property, plant and equipment
Plant and equipment	(90)
Mineral properties-Mongolia	(6,130)

Total assets	(6,236)

Accounts payable and accrued liabilities	17

Net assets disposed of at carrying value	$(6,219)

Cumulative foreign currency gain translation adjustment	$13,680

Gain on disposal of Mongolia Mining Division	$8,374

The contingent consideration, which is contingent on the approval of mining licenses and achievement of certain production thresholds, has been recognized at a fair value of $Nil in the financial statements at this time and will be remeasured at each subsequent reporting date until settlement.

A detailed breakdown of the discontinued operations statement of income (loss) and a summary of the impact of the discontinued operations on the consolidated statement of cash flows is presented below.

The consolidated statement of income (loss) for the Mongolia Mining Division discontinued operation for 2015 and 2014 is as follows:

	Year Ended
(in thousands)	December 31 2015	December 31 2014

Expenses
Operating expenses	(15)	-
Mineral property exploration	(384)	(394)
General and administrative	(692)	(954)
Foreign exchange income (expense)
Transactional	2,873	(2,090)
Other income (expense)
Gain on disposal	8,374	-
Other	20	-

	10,176	(3,438)

Income (loss) before finance charges	10,176	(3,438)
Finance income	1	1

Income (loss) before taxes	10,177	(3,437)
Income tax recovery (expense)	-	-

Net income (loss) for the period	$ 10,177	$ (3,437)

The gain on disposal of $8,374,000 includes $13,680,000 of cumulative foreign currency gains recognized as translational foreign exchange gains in the period of disposal.

Cash flows for the Mongolia Mining Division discontinued operation for 2015 and 2014 is as follows:

	Year Ended
(in thousands)	December 31 2015	December 31 2014

Cash inflow (outflow):
Operating activities	(1,060)	(1,315)
Investing activities	(523)	(104)
Financing activities	-	-

Net cash outflow for the period	$(1,583)	$(1,419)

Acquisition of International Enexco Limited

On June 6, 2014, Denison completed a plan of arrangement (the “IEC Arrangement”) to acquire all of the outstanding shares, options and warrants of International Enexco Limited (“IEC”). IEC’s principal uranium assets included a 30% interest in the Mann Lake exploration project and a 20% interest in the Bachman Lake Joint Venture, both located in Saskatchewan, Canada. Prior to completing the IEC Arrangment, IEC also owned a subsidiary holding an indirect interest in IEC’s Contact Copper project and its other US properties (“Spinco”).

Pursuant to the IEC Arrangement, the former shareholders of IEC ultimately exchanged each IEC common share held for 0.26 of a Denison common share (the “Exchange Ratio”). Outstanding warrants and options of IEC were exchanged for options and warrants of Denison adjusted by the Exchange Ratio. The Denison options received on exchange expired 90 days after the IEC Arrangement completion date while the Denison warrants received on exchange retained the expiry dates of the originally issued IEC warrants.

As part of the IEC Arrangement, IEC’s shareholders also received a pro rata distribution of Spinco shares on a one-for-one basis and one-half of a warrant to acquire an additional Spinco share, exercisable for 6 months, at a price of CAD$5.00 for each whole share to be acquired. Each holder of IEC options and warrants also received replacement options and warrants, as the case may be, from Spinco with the same terms and conditions as the IEC options and warrants being replaced.

For accounting purposes, IEC was not considered a business under IFRS 3 “Business Combinations” as at the time of the acquisition it was not capable of generating outputs that could provide a return to Denison. As a result, the IEC Arrangement was accounted for as an asset acquisition with share based consideration. Transaction costs incurred by Denison related to the IEC Arrangement were capitalized as part of the consideration amount. Denison is including the results of IEC as part of its Canadian mining segment for reporting purposes.

The following table summarizes the fair value of the IEC assets acquired and the liabilities assumed at the acquisition date of June 6, 2014:

(in thousands)	IEC Fair Value

Cash and cash equivalents	$206
Trade and other receivables	421
Prepaid expenses and other	15
Property, plant and equipment
Mineral properties-Canada	14,120

Total assets	14,762

Accounts payable and accrued liabilities	1,319
Reclamation obligations	20

Net assets	$13,423

The total consideration relating to the IEC Arrangement is summarized below:

(in thousands except for share amounts)

Fair value of 10,229,035 common shares issued by Denison	$11,979
Fair value of 660,127 common share purchase warrants issued by Denison	61
Fair value of 902,200 common share options issued by Denison	102
Fair value of IEC shares held by Denison prior to acquisition	934
Costs incurred by the Company pursuant to arrangement:
Transaction costs	347

Fair value of total consideration	$13,423

The fair value of the common shares was determined using Denison’s closing share price on June 6, 2014 of CAD$1.28 converted to USD$ using the June 6, 2014 foreign exchange rate of 0.9149.

The fair value of the common share purchase warrants issued by Denison to replace those of IEC totaled $61,000 or $0.0924 per warrant. The fair value was determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.06%, expected stock price volatility between 38.56% and 48.62%, expected life between 0.50 years and 1.25 years and expected dividend yield of nil%.

The fair value of the common share options issued by Denison to replace those of IEC totaled $102,000 or $0.1131 per option. The fair value was determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.06%, expected stock price volatility of 34.85%, expected life of 0.25 years and expected dividend yield of nil%. As at June 6, 2014, all of the options issued to replace the IEC options were fully-vested.

Acquisition of Rockgate Capital Corp

In September 2013, Denison formally commenced a takeover bid to acquire all of the outstanding shares of Rockgate Capital Corp. (“Rockgate”). Rockgate’s key mining asset was its Falea uranium-copper-silver project located in Mali.

Under the terms of the takeover bid, Rockgate shareholders received 0.192 of a common share of Denison for each Rockgate share held. As at December 6, 2013, Denison had acquired 104,852,532 shares of Rockgate, equivalent to an initial 89.72% ownership amount and valued the remaining 12,014,561 shares of Rockgate (or 10.28%) owned by non-controlling interests at $3,091,000. On January 17, 2014, pursuant to a plan of arrangement with the same terms as the takeover bid, Denison acquired the remaining 10.28% non-controlling interest of Rockgate it had not previously acquired under its takeover bid in 2013.

For accounting purposes, Rockgate was not considered a business under IFRS 3 “Business Combinations” as at the time of the acquisition was not capable of generating outputs that could provide a return to Denison. As a result, the Rockgate transaction was accounted for as an asset acquisition with share based consideration. Transaction costs incurred by Denison related to the Rockgate transaction were capitalized as part of the consideration amount. Denison is including the results of Rockgate as part of its African mining segment for reporting purposes.

The total consideration relating to the acquisition of Rockgate’s non-controlling interests in 2014 is summarized below:

(in thousands except for share amounts)

Fair value of 2,312,622 common shares issued by Denison under plan of arrangement	$3,034
Costs incurred by the Company pursuant to the acquisition:
Plan of arrangement transaction costs	57

Fair value of total consideration	$3,091

The fair value of the common shares issued by Denison under the plan of arrangement to acquire the non-controlling interest totaled $3,034,000. The fair value of the common shares was determined using Denison’s closing share price on January 17, 2014 of CAD$1.44 converted to USD$ using the January 17, 2014 foreign exchange rate of 0.9111.

7.	CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

(in thousands)	At December 31 2015	At December 31 2014

Cash	$3,092	$2,265
Cash in MLJV and MWJV	9	885
Cash equivalents	2,266	15,490

	$5,367	$18,640

Cash equivalents consist of various money market funds.

8.	TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

(in thousands)	At December 31 2015	At December 31 2014

Trade receivables-other	$1,860	$2,138
Receivables in MLJV and MWJV	2,824	7,127
Sales tax receivables	8	131
Sundry receivables	134	15

	$4,826	$9,411

9.	INVENTORIES

The inventories balance consists of:

(in thousands)	At December 31 2015	At December 31 2014

Uranium concentrates and work-in-progress	$380	$433
Inventory of ore in stockpiles	1,515	1,834
Mine and mill supplies	1,876	1,733

	$3,771	$4,000

Inventories-by duration:
Current	$2,256	$2,240
Long term-ore in stockpiles	1,515	1,760

	$3,771	$4,000

Long-term ore in stockpile inventory represents an estimate of the amount of ore on the stockpile in excess of the next twelve months of planned mill production.

10.	INVESTMENTS

The investments balance consists of:

(in thousands)	At December 31 2015	At December 31 2014

Investments:
Equity instruments-fair value through profit and loss	$484	$932
Equity instruments-available for sale	12	22
Debt instruments-fair value through profit and loss	7,282	4,381

	$7,778	$5,335

Investments-by duration
Current	$7,282	$4,381
Long-term	496	954

	$7,778	$5,335

At December 31, 2015, investments include equity instruments in publicly-traded companies with a fair value of $496,000 (December 31, 2014: $954,000) and debt instruments with a fair value of $7,282,000 (December 31, 2014: $4,381,000). The debt instruments at December 31, 2015 consist of guaranteed investment certificates with rates of interest ranging between 1.15% to 1.80% and maturity dates occurring up to May 2016.

Investment Purchases, Sales, Maturities, Impairments and Other Movements

During 2015, the Company purchased debt instruments at a cost of $8,134,000. During 2014, the Company purchased additional equity instruments at a cost of $569,000.

During 2015, the Company had debt instrument maturities of $4,029,000 and it sold equity instruments for $4,000. During 2014, the Company had debt instrument maturities of $9,529,000.

During 2014, the Company recorded impairment charges on equity instruments of $22,000. The resulting loss has been included in other income (expense) in the consolidated statements of income (loss) (see note 23).

During 2014, an amount of $934,000 was transferred out of fair value through profit and loss equity instruments as part of the IEC acquisition (see note 6). This transfer represented the fair value of the equity instruments held by the Company on the date of acquisition of IEC.

11.	RESTRICTED CASH AND INVESTMENTS

The Company has certain restricted cash and investments deposited to collateralize its reclamation obligations. The restricted cash and investments balance consists of:

(in thousands)	At December 31 2015	At December 31 2014

Cash	$234	$42
Cash equivalents	-	104
Investments	1,806	1,922

	$2,040	$2,068

Restricted cash and investments-by item:
Elliot Lake reclamation trust fund	$2,040	$2,068

	$2,040	$2,068

The investment at December 31, 2015 consists of a term deposit.

Elliot Lake Reclamation Trust Fund

The Company has the obligation to maintain its decommissioned Elliot Lake uranium mine pursuant to a Reclamation Funding Agreement effective December 21, 1995 (“Agreement”) with the Governments of Canada and Ontario. The Agreement, as further amended in February 1999, requires the Company to maintain funds in the Reclamation Trust Fund equal to estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds during the period. Withdrawals from this Reclamation Trust Fund can only be made with the approval of the Governments of Canada and Ontario to fund Elliot Lake monitoring and site restoration costs.

In 2015, the Company deposited an additional $832,000 (CAD$1,042,000) into the Elliot Lake Reclamation Trust Fund and withdrew $511,000 (CAD$651,000). In 2014, the Company deposited an additional $545,000 (CAD$603,000) into the Elliot Lake Reclamation Trust Fund and withdrew $617,000 (CAD$680,000).

12.	PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment balance consists of:

(in thousands)		At December 31 2015	At December 31 2014

Plant and equipment:
Cost		$72,716	$82,980
Construction-in-progress		4,542	6,960
Accumulated depreciation		(11,640)	(12,205)

Net book value		$65,618	$77,735

Mineral properties:
Cost		$122,797	$192,851
Accumulated amortization		(165)	(198)

Net book value		$122,632	$192,653

Net book value		$188,250	$270,388

The plant and equipment continuity summary is as follows:

(in thousands)	Cost	Accumulated Amortization / Depreciation	Net Book Value

Plant and equipment:
Balance-January 1, 2014	$94,321	$(12,627)	$81,694
Additions	240	-	240
Amortization	-	(15)	(15)
Depreciation	-	(817)	(817)
Disposals	(67)	67	-
Reclamation adjustment (note 15)	3,502	14	3,516
Foreign exchange	(8,056)	1,173	(6,883)

Balance-December 31, 2014	$89,940	$(12,205)	$77,735

Additions	604	-	604
Amortization	-	(82)	(82)
Asset divestitures (note 6)	(260)	170	(90)
Depreciation	-	(2,216)	(2,216)
Disposals	(423)	393	(30)
Reclamation adjustment (note 15)	2,186	78	2,264
Foreign exchange	(14,789)	2,222	(12,567)

Balance-December 31, 2015	$77,258	$(11,640)	$65,618

The mineral property continuity summary is as follows:

(in thousands)	Cost	Accumulated Amortization	Net Book Value

Mineral properties:
Balance-January 1, 2014	$199,532	$(216)	$199,316
Additions	729	-	729
Asset acquisitions (note 6)	14,120	-	14,120
Impairment	(1,745)	-	(1,745)
Foreign exchange	(19,785)	18	(19,767)

Balance-December 31, 2014	$192,851	$(198)	$192,653

Additions	1,436	-	1,436
Asset divestitures (note 6)	(6,130)	-	(6,130)
Impairment	(27,767)	-	(27,767)
Foreign exchange	(37,593)	33	(37,560)

Balance-December 31, 2015	$122,797	$(165)	$122,632

Plant and Equipment - Mining

The Company has a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. A toll milling agreement has been signed with the participants in the CLJV that provides for the processing of the future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill receive a toll milling fee and other benefits. In determining the units of production amortization rate for the McClean Lake mill, the amount of production attributable to the mill assets has been adjusted to include Denison’s expected share of mill feed related to the CLJV toll milling contract.

In March 2014, the first ore from the Cigar Lake mine was received at the mill. In September 2014, after being on stand-by since August 2010, milling activities were restarted at the McClean Lake mill and uranium packaging began in October 2014.

Plant and Equipment - Services and Other

The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

Mineral Properties

The Company has various interests in exploration and evaluation projects located in Canada, Mali, Namibia and Zambia which are held directly or through option or various contractual agreements.

Canada Mining Segment

The Company’s mineral property interests in Canada with significant carrying values and their locations are:

a)	McClean Lake (Saskatchewan) - the Company has a 22.5% interest in the project (includes the Sue D, Sue E, Caribou, McClean North and McClean South deposits);
b)	Midwest (Saskatchewan) - the Company has a 25.17% interest in the project (includes the Midwest and Midwest A deposits);
c)	Wheeler River (Saskatchewan) - the Company has a 60% interest in the project (includes the Phoenix and Gryphon deposits);
d)

Waterbury Lake (Saskatchewan) - the Company has a 61.55% interest in the project (includes the J Zone deposit) and also has a 2.0% net smelter return royalty on the portion of the project it does not own;

e)	Mann Lake (Saskatchewan) - the Company has a 30% interest in the project; and
f)	Wolly (Saskatchewan) - the Company has a 22.5% interest in the project.

In March 2014, the Company recognized an impairment charge of $1,658,000 to reflect the abandonment of the Black Lake property.

In June 2014, Denison completed the sale of its land holdings related to the Way Lake and Yurchison properties for cash and share consideration valued at $202,000. The sale resulted in a gain of $202,000 which has been included in other income (expense) in the consolidated statements of operations.

In June 2014, Denison received a cash payment of CAD$250,000 from SeqUr Exploration Inc (“SeqUr”) as part of an option agreement entered into between the parties in December 2013 involving the Jasper Lake property. The receipt has been reflected as a gain in other income (expense). In February 2015, SeqUr terminated its option to earn an interest in the Jasper Lake property.

In June 2014, Denison completed the acquisition of IEC and acquired mineral property interests in Canada with a fair value of $14,120,000 (see note 6). As a result of the IEC Arrangement, Denison acquired a 30% interest in the Mann Lake project and increased its interest in the Bachman Lake project from 80% to 100%.

In September 2015, the Company’s interest increased in the Waterbury Lake property from 60.00% to 61.55% under the terms of the dilution provisions in the agreements governing the project (see note 25).

In December 2015, due to the Company’s current intention to let claims on three of its Canadian properties lapse in the normal course and to not carry out the required exploration programs or make deficiency deposit payments needed to maintain the claims, the Company has recognized impairment charges of $2,603,000. The $nil recoverable amount of the properties is based on a market-based fair value less costs of disposal assessment using unobservable inputs including the Company’s data about the properties and management’s interpretation of that data. As such, it is classified within Level 3 of the fair value hierarchy. A value in use calculation is not applicable as the Company does not have any expected cash flows from using these properties at this stage.

Africa Mining Segment - Mali, Namibia and Zambia

The Company’s mineral property interests in Africa and their specific country locations are:

a)	Falea (Mali) - the Company has a 100% interest in the Falea project (includes the Falea deposit). This project was acquired as part of the Rockgate acquisition in November 2013;
b)	Dome (Namibia) - the Company has a 90% interest in the Dome project. This project was acquired as part of the Fission Energy Corp acquisition in April 2013; and
c)	Mutanga (Zambia) - The Company has a 100% interest in the Mutanga project (includes the Mutanga, Dibwe and Dibwe East deposits). The project was acquired in August 2007;

In November 2014, Denison released its land holdings related to the Telwa Gada property in Niger (also acquired as part of the Rockgate acquisition) and recognized an impairment charge of $87,000 in its results to reflect the abandonment of this property. At December 2014, the Company no longer had any mineral property interests in Niger.

In December 2015, in light of the intention to pursue a spin-out or disposal strategy and the adoption of minimal exploration plans for its African properties for the upcoming fiscal year, the Company completed an impairment test of its African properties and has recognized impairment charges of $25,164,000. The Company used a market-based fair value less costs of disposal analysis, adjusted for certain unobservable inputs, to determine the recoverable amount of $3,264,000 for the Falea, Dome and Mutanga projects combined. As a result of these unobservable inputs, it is classified within Level 3 of the fair value hierarchy. A value in use calculation is not applicable as the Company does not have any expected cash flows from using its African properties at this stage of operations.

Asia Mining Segment - Mongolia

Prior to November 2015, the Company had an 85% interest in and was the managing partner of the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia (which included the Hairhan and Haraat deposits and the Hairhan, Haraat, Gurvan Saihan and Ulzit exploration licenses).

In November 2015, the Company has divested its mineral property assets in Mongolia as part of the sale of the Mongolia Mining Division to Uranium Industry (see note 6).

13.	INTANGIBLES

The intangibles balance consists of:

(in thousands)		At December 31 2015	At December 31 2014

Cost		$5,347	$6,379
Accumulated amortization		(5,240)	(5,741)

Net book value		$107	$638

Net book value-by item:
UPC management services agreement		$107	$638

Net book value		$107	$638

The intangibles continuity summary is as follows:

(in thousands)	Cost	Accumulated Amortization	Net Book Value

Balance-January 1, 2014	$6,957	$(5,705)	$1,252
Amortization	-	(536)	(536)
Foreign exchange	(578)	500	(78)

Balance-December 31, 2014	$6,379	$(5,741)	$638

Amortization	-	(464)	(464)
Foreign exchange	(1,032)	965	(67)

Balance-December 31, 2015	$5,347	$(5,240)	$107

UPC Management Services Agreement

The intangible from the UPC management services agreement is associated with the acquisition of Denison Mines Inc (“DMI”) in 2006. The contract is being amortized over its estimated useful life (see note 25).

14.	POST-EMPLOYMENT BENEFITS

The Company provides post-employment benefits for former Canadian employees who retired on immediate pension prior to 1997. The post-employment benefits provided include life insurance and medical and dental benefits as set out in the applicable group policies but does not include pensions. No post-employment benefits are provided to employees outside the employee group referenced above. The post-employment benefit plan is not funded.

The effective date of the most recent actuarial valuation of the accrued benefit obligation is December 31, 2011. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage as set out in the applicable group policies and assumptions about future cost trends. The significant assumptions used in the valuation are listed below:

●	Discount rate of 3.65%;
●	Medical cost trend rates at 7.00% per annum initially, grading down to 4.50% per annum over 20 years and remaining at 4.50% per annum thereafter; and
●	Dental cost trend rates at 4.00% per annum for the first ten years, 3.50% per annum for the following ten years and 3.0% per annum thereafter;

The post-employment benefits balance consists of:

(in thousands)	At December 31 2015	At December 31 2014

Accrued benefit obligation	$2,389	$2,921

	$2,389	$2,921

Post-employment benefits liability-by duration:
Current	$217	$259
Non-current	2,172	2,662

	$2,389	$2,921

The post-employment benefits continuity summary is as follows:

(in thousands)

Balance-January 1, 2014		$3,321
Benefits paid		(244)
Interest cost		114
Foreign exchange		(270)

Balance-December 31, 2014		$2,921

Benefits paid		(160)
Interest cost		95
Foreign exchange		(467)

Balance-December 31, 2015		$2,389

15.	RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

(in thousands)	At December 31 2015	At December 31 2014

Reclamation liability-by location:
Elliot Lake	$11,610	$11,234
McClean and Midwest Joint Ventures	7,834	6,406
Other	16	19

	$19,460	$17,659

Reclamation and remediation liability-by duration:
Current	$624	$706
Non-current	18,836	16,953

	$19,460	$17,659

The reclamation obligations continuity summary is as follows:

(in thousands)

Balance-January 1, 2014	$12,208
Accretion	720
Asset acquisition (note 6)	20
Expenditures incurred	(593)
Future expenditures reimbursed by CLJV	883
Liability adjustments-income statement (note 23)	2,086
Liability adjustments-balance sheet (note 12)	3,516
Foreign exchange	(1,181)

Balance-December 31, 2014	$17,659

Accretion	836
Expenditures incurred	(517)
Liability adjustments-income statement (note 23)	2,262
Liability adjustments-balance sheet (note 12)	2,264
Foreign exchange	(3,044)

Balance-December 31, 2015	$19,460

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Company and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to licenses issued by the Canadian Nuclear Safety Commission. The above accrual represents the Company’s best estimate of the present value of the total future reclamation cost based on assumptions as to levels of treatment, which will be required in the future, discounted at 4.43% (2014: 5.22%). As at December 31, 2015, the undiscounted amount of estimated future reclamation costs is $21,657,000 (CAD$29,975,000) (December 31, 2014: $24,818,000 (CAD$28,791,000)). Revisions to the reclamation liability for Elliot Lake are recognized in the income statement as there is no net reclamation asset associated with this site.

Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 11).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the Canadian Nuclear Safety Commission. Cost estimates of the estimated future decommissioning and reclamation activities are prepared periodically and filed with the applicable regulatory authorities for approval. The above accrual represents the Company’s best estimate of the present value of the future reclamation cost contemplated in these cost estimates discounted at 4.43% (2014: 5.22%). As at December 31, 2015, the undiscounted amount of estimated future reclamation costs is $15,699,000 (CAD$21,728,000) (December 31, 2014: $17,529,000 (CAD$20,335,000)). Reclamation costs are expected to be incurred between 2033 and 2056.

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the Province. As at December 31, 2015, the Company has in place irrevocable standby letters of credit, from a chartered bank, in favour of Saskatchewan Environment, totalling CAD$9,698,000 which relate to a previously filed reclamation plan. Under an updated plan submitted in November 2015 which is under review by the applicable regulatory authorities, the Company currently expects to increase its pro-rata share of financial assurances to the Province by CAD$14,292,000 to approximately CAD$23,990,000 (see note 29).

Under the terms of a Potentially Reactive Waste Rock Disposal Agreement (“PRWR Agreement”) between the MLJV and the CLJV, the MLJV agreed to deposit certain waste rock material from the Cigar Lake mine in its mined-out Sue C pit. In return, the CLJV has agreed to reimburse the MLJV for additional site restoration costs that may reasonably occur as a result.

In 2014, triggered by the delivery of the first Cigar Lake mine ore to the McClean Lake mill in March 2014, the CLJV made payments totalling CAD$4,332,000 to the MLJV under the terms of the PRWR Agreement. Denison has recorded its proportionate share of this total amount of $883,000 (CAD$974,700) as a component of its “Reclamation obligations”.

16.	DEBT OBLIGATIONS

The debt obligations balance consists of:

(in thousands)	At December 31 2015	At December 31 2014

Notes payable and other financing	$300	$39

	$300	$39

Debt obligations-by duration:
Current	$300	$30
Non-current	-	9

	$300	$39

Letters of Credit Facility

In 2015, the Company had a facility in place with the Bank of Nova Scotia for credit of up to CAD$24,000,000 with a one year term and a maturity date of January 31, 2016 (the “2015 facility”). Use of the 2015 facility was restricted to non-financial letters of credit in support of reclamation obligations.

The 2015 facility contained a covenant to maintain a level of tangible net worth greater than or equal to the sum of $150,000,000 and a covenant to maintain a minimum balance of cash and equivalents of CAD$5,000,000 on deposit with the Bank of Nova Scotia (see note 2). As security for the 2015 facility, DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. The 2015 facility is subject to letter of credit and standby fees of 2.40% and 0.75% respectively.

At December 31, 2015, the Company had no outstanding borrowings under the 2015 facility (December 31, 2014 - $nil). At December 31, 2015, the Company was in compliance with its 2015 facility covenants and CAD$9,698,000 of the 2015 facility was being utilized as collateral for certain letters of credit (December 31, 2014 - CAD$9,698,000). During 2015 and 2014, the Company incurred letter of credit and standby fees of $260,000 and $221,000, respectively.

On January 30, 2016, the Company entered into an amended agreement (the “2016 facility”) with the Bank of Nova Scotia to amend the terms of the 2015 facility and extend the maturity date to January 31, 2017 (see note 29).

Scheduled Debt Obligation Maturities

The table below represents scheduled maturities of the Company’s debt obligations over the next year after which its debt obligations will be paid in full:

(in thousands)

2016	$300

$300

17.	OTHER LIABILITIES

The other liabilities balance consists of:

(in thousands)	At December 31 2015	At December 31 2014

Unamortized fair value of toll milling contracts	$694	$861
Flow-through share premium obligation	1,821	1,915

	$2,515	$2,776

Other long-term liabilities-by duration:
Current	$1,863	$1,935
Non-current	652	841

	$2,515	$2,776

Unamortized fair values of toll milling contracts are amortized to revenue on a pro-rata basis over the estimated volume of the applicable contract.

18.	INCOME TAXES

The income tax recovery balance from continuing operations consists of:

(in thousands)	2015	2014

Current income tax:
Based on taxable income for the period	$-	$-
Prior period under provision	-	(5)

	-	(5)

Deferred income tax:
Origination (reversal) of temporary differences	835	(972)
Tax benefit-previously unrecognized tax assets	2,977	3,588
Change in tax rates / legislation	-	-
Prior year under provision	(43)	(312)

	3,769	2,304

Income tax recovery	$3,769	$2,299

The Company operates in multiple industries and jurisdictions, and the related income is subject to varying rates of taxation. The combined Canadian tax rate reflects the federal and provincial tax rates in effect in Ontario, Canada for each applicable year. A reconciliation of the combined Canadian tax rate to the Company’s effective rate of income tax is as follows:

(in thousands)	2015	2014

Loss before taxes from continuing operations	$(65,506)	$(30,565)
Combined Canadian tax rate	26.50%	26.50%

Income tax recovery at combined rate	17,359	8,100

Difference in foreign tax rates	3,681	(282)
Non-deductible amounts (2)	(15,093)	(3,055)
Non-taxable amounts	5,517	1,968
Previously unrecognized deferred tax assets (1)	2,977	3,588
Renunciation of tax attributes-flow through shares	(1,025)	(1,071)
Change in deferred tax assets not recognized	(10,143)	(957)
Prior year under provision	(43)	(317)
Other	539	(5,675)

Income tax recovery	$3,769	$2,299

(1)

The Company has recognized certain previously unrecognized Canadian tax assets in 2015 and 2014 as a result of the renunciation of certain tax benefits to subscribers pursuant to its August 2014 CAD$14,997,000 and May 2013 CAD$14,950,000 flow-through share offerings.

(2)	The increase in 2015 is primarily due to foreign exchange losses on intercompany loans with Zambia.

The deferred income tax assets (liabilities) balance reported on the balance sheet is comprised of the temporary differences as presented below:

(in thousands)	At December 31 2015	At December 31 2014

Deferred income tax assets:
Property, plant and equipment, net	$247	$1,865
Post-employment benefits	624	767
Reclamation and remediation obligations	5,657	5,102
Other long-term liabilities	182	226
Tax loss carry forwards	8,231	8,875
Other	4,308	5,295

Deferred income tax assets-gross	19,249	22,130
Set-off against deferred income tax liabilities	(19,249)	(22,130)

Deferred income tax assets-per balance sheet	$-	$-

Deferred income tax liabilities:
Inventory	$(515)	$(620)
Property, plant and equipment, net	(34,391)	(40,591)
Intangibles	(28)	(167)
Other	(780)	(2,578)

Deferred income tax liabilities-gross	(35,714)	(43,956)
Set-off of deferred income tax assets	19,249	22,130

Deferred income tax liabilities-per balance sheet	$(16,465)	$(21,826)

The deferred income tax liability continuity summary is as follows:

(in thousands)

Balance-January 1, 2014	$(25,847)
Recognized in income (loss)	2,304
Recognized in other liabilities (flow-through shares)	(313)
Other, including foreign exchange gain (loss)	2,030

Balance-December 31, 2014	$(21,826)

Recognized in income (loss)	3,769
Recognized in other liabilities (flow-through shares)	(1,790)
Other, including foreign exchange gain (loss)	3,382

Balance-December 31, 2015	$(16,465)

Management believes that it is not probable that sufficient taxable profit will be available in future years to allow the benefit of the following deferred tax assets to be utilized:

(in thousands)	At December 31 2015	At December 31 2014

Deferred income tax assets not recognized
Investments	$94	$64
Property, plant and equipment	23,108	18,317
Tax losses – capital	22,548	26,895
Tax losses – operating	22,850	22,650
Tax credits	891	983
Other deductible temporary differences	418	2,922

Deferred income tax assets not recognized	$69,909	$71,831

A geographic split of the Company’s tax losses and tax credits not recognized and the associated expiry dates of those losses and credits is as follows:

(in thousands)	Expiry Date	At December 31 2015	At December 31 2014

Tax losses - gross
Canada	2025-2035	$109,970	$115,088
Mongolia		-	4,296
Zambia (1)	2020-2025	6,575	-
Other	Unlimited	13	12

Tax losses - gross		116,558	119,396
Tax benefit at tax rate of 25% - 37.5%		31,081	31,525
Set-off against deferred tax liabilities		(8,231)	(8,875)

Total tax loss assets not recognized		$22,850	$22,650

Tax credits
Canada	2025-2035	891	983

Total tax credit assets not recognized		$891	$983

(1)

In December 2014, the Zambian government passed into law amendments to the Income Tax and Mine and Minerals Development Act which had the effect of eliminating corporate tax on profits from certain mining activities effective January 1, 2015. For the Company, the amendments reduced the corporate tax rate to 0% but increased the mineral royalty rate from 6% for all mining methods to 8% for underground mining and 20% for open pit mining. As a result of these amendments, the Company was no longer subject to income tax in Zambia and any tax attributes accumulated prior to December 31, 2014 were effectively expired or have been reduced to nil.

In August 2015, the Zambian government enacted changes to the country’s mining tax regime that were effective July 1, 2015. The changes resulted in the reinstatement of a corporate tax on mining profits of 30% with an additional variable profits tax of up to 15%, and a decrease in mineral royalty rates to 6% for underground mining and 9% for open pit mining. As a result of these changes, the Company has disclosed its tax attributes available for carry-forward as at December 31, 2015.

19.	SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

(in thousands except share amounts)	Number of Common Shares

Balance-January 1, 2014	482,003,444	$1,092,144

Issued for cash:
New issue gross proceeds	9,257,500	13,704
New issue gross issue costs	-	(859)
Share options exercised	1,025,449	946
Share purchase warrants exercised	536,050	405
Acquisition of Rockgate (note 6)	2,312,622	3,034
Acquisition of IEC (note 6)	10,229,035	11,979
Settlement of liabilities associated with IEC Arrangement	504,794	610
Share options exercised-fair value adjustment	-	525
Share purchase warrants exercised-fair value adjustment	-	300
Flow-through share premium liability	-	(2,030)

	23,865,450	28,614

Balance-December 31, 2014	505,868,894	$1,120,758

Issued for cash:
New issue gross proceeds	12,000,000	12,069
New issue gross issue costs	-	(751)
Share options exercised	7,100	5
Share purchase warrants exercised	562,675	406
Share options exercised-fair value adjustment	-	4
Share purchase warrants exercised-fair value adjustment	-	316
Flow-through share premium liability	-	(2,028)

	12,569,775	10,021

Balance-December 31, 2015	518,438,669	$1,130,779

New Issues

In August 2014, the Company completed a private placement of 9,257,500 flow-through common shares at a price of CAD$1.62 per share for gross proceeds of $13,704,000 (CAD$14,997,000). The income tax benefits of this issue were renounced to subscribers with an effective date of December 31, 2014. The related flow-through share premium liability is included as a component of other liabilities on the balance sheet at December 31, 2014 and was extinguished during 2015 (note 17).

In May 2015, the Company completed a private placement of 12,000,000 flow-through common shares at a price of CAD$1.25 per share for gross proceeds of $12,069,000 (CAD$15,000,000). The income tax benefits of this issue will be renounced to subscribers with an effective date no later than December 31, 2015. The related flow-through share premium liability is included as a component of other liabilities on the balance sheet at December 31, 2015 and will be extinguished during 2016 (note 17).

Acquisition Related Issues

In January 2014, the Company issued 2,312,622 shares at a value of $3,034,000 (CAD$3,330,000) to acquire the remaining non-controlling interest in Rockgate (see note 6).

In June 2014, the Company issued 10,229,035 shares at a value of $11,979,000 (CAD$13,093,000) as part of the acquisition of IEC (see note 6).

In June 2014, the Company issued 504,794 shares at a value of $610,000 (CAD$661,000) as settlement for various advisory fee and change of control liabilities associated with the IEC Arrangement.

Flow-Through Share Issues

As at December 31, 2015, the Company estimates that it has satisfied its obligation to spend CAD$14,997,000 on eligible exploration expenditures as a result of the issuance of flow-through shares in August 2014. The Company renounced the income tax benefits of this issue in February 2015, with an effective date of renunciation to its subscribers of December 31, 2014. In conjunction with the renunciation, the flow-through share premium liability has been reversed and recognized as part of the deferred tax recovery (see notes 18).

As at December 31, 2015, the Company estimates that it has incurred CAD$1,567,000 of its obligation to spend CAD$15,000,000 on eligible exploration expenditures as a result of the issuance of flow-through shares in May 2015. The Company renounced the income tax benefits of this issue in February 2016, with an effective date of renunciation to its subscribers of December 31, 2015.

20.	SHARE PURCHASE WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and the associated dollar amounts is presented below:

(in thousands except share amounts)	Weighted Average Exercise Price Per Share (CAD$)	Number of Common Shares Issuable	Fair Value Amount

Balance-January 1, 2014	$0.84	1,098,725	$616

Warrants issued on acquisition of IEC (note 6)	1.71	660,127	61
Warrants exercised	0.84	(536,050)	(300)
Warrants expired	2.31	(143,000)	(1)

Balance-December 31, 2014	$1.17	1,079,802	$376

Warrants exercised	0.84	(562,675)	(316)
Warrants expired	1.54	(517,127)	(60)

Balance-December 31, 2015	$-	-	$-

21.	STOCK OPTIONS

The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 39,670,000 common shares. As at December 31, 2015, an aggregate of 13,390,925 options have been granted (less cancellations) since the Plan’s inception in 1997.

Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, stock options granted under the Plan have five year terms and vesting periods up to thirty months.

A continuity summary of the stock options of the Company granted under the Plan for 2015 is presented below:

	Number of Common Shares	Weighted- Average Exercise Price per Share (CAD$)

Stock options outstanding - beginning of period	6,179,574	$1.80
Granted	2,185,000	0.96
Exercised (1)	(7,100)	0.71
Forfeitures	(377,480)	1.81
Expiries	(905,535)	1.64
Stock options outstanding - end of period	7,074,459	$1.56
Stock options exercisable - end of period	4,386,459	$1.82

(1)	The weighted average share price at the date of exercise was CAD$1.07.

A summary of the Company’s stock options outstanding at December 31, 2015 is presented below:

Range of Exercise Prices per Share (CAD$)	Weighted Average Remaining Contractual Life (Years)	Number of Common Shares	Weighted- Average Exercise Price per Share (CAD$)

Stock options outstanding
$ 0.50 to $ 0.99	3.47	1,050,100	$0.63
$ 1.00 to $ 1.19	3.79	1,843,524	1.09
$ 1.20 to $ 1.39	1.92	1,306,750	1.31
$ 1.40 to $ 1.99	2.28	2,001,725	1.71
$ 2.00 to $ 5.03	0.25	872,360	3.71
Stock options outstanding - end of period	2.53	7,074,459	$1.56

Options outstanding at December 31, 2015 expire between January 2016 and November 2020.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model to determine the fair value of options granted (excluding those granted pursuant to the IEC acquisition – refer to note 6):

	2015	2014

Risk-free interest rate	0.56% - 0.88%	1.42% - 1.47%
Expected stock price volatility	43.23% - 47.00%	55.21% - 55.56%
Expected life	3.6 years	3.7 years
Estimated forfeiture rate	3.34% - 3.40%	3.50% - 3.70%
Expected dividend yield	–	–
Fair value per share under options granted	CAD$0.18 - CAD$0.39	CAD$0.54 - CAD$0.74

The fair values of stock options with vesting provisions are amortized on a graded method basis as stock-based compensation expense over the applicable vesting periods. Included in the statement of income (loss) is stock-based compensation of $588,000 for 2015 and $800,000 for 2014. At December 31, 2015, the Company had an additional $267,000 in stock-based compensation expense to be recognized periodically to November 2017.

22.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The accumulated other comprehensive income balance consists of:

(in thousands)	At December 31 2015	At December 31 2014

Cumulative foreign currency translation	$ (73,746)	$ (26,017)
Unamortized experience gain – post employment liability
Gross	206	206
Tax effect	(56)	(56)
Unrealized gains on investments
Gross	4	8

	$ (73,592)	$ (25,859)

23.	SUPPLEMENTAL FINANCIAL INFORMATION

The components of operating expenses for continuing operations are as follows:

	Year Ended
(in thousands)	December 31 2015	December 31 2014

Cost of goods and services sold:
Cost of goods sold-mineral concentrates	$(35)	$-
Operating Overheads:
Mining, other development expense	(1,075)	(2,482)
Milling, conversion expense	(1,655)	(466)
Mill feed cost:
-Stockpile depletion	(24)	(61)
Less absorption:
-Stockpiles, mineral properties	410	631
-Concentrates	54	440
Cost of services	(7,551)	(7,612)
Inventory-non cash adjustments	(168)	-
Cost of goods and services sold	(10,044)	(9,550)
Reclamation asset amortization	(82)	(15)
Reclamation liability adjustments (note 15)	(2,262)	(2,086)
Selling expenses	(14)	-
Sales royalties and non-income taxes	(6)	-
Operating expenses	$(12,408)	$(11,651)

The components of other income (expense) for continuing operations are as follows:

	Year Ended
(in thousands)	December 31 2015	December 31 2014

Gains (losses) on:
Disposal of property, plant and equipment	$65	$449
Investment impairments	-	(22)
Investment disposals / fair value through profit (loss)	(346)	(59)
Other	(244)	57
Other income (expense)	$(525)	$425

The components of finance income (expense) for continuing operations are as follows:

		Year Ended
(in thousands)		December 31 2015		December 31 2014

Interest income	$	219	$	553
Interest expense		(2)		(2)
Accretion expense-reclamation obligations		(836)		(720)
Accretion expense-post-employment benefits		(95)		(114)
Finance expense	$	(714)	$	(283)

A summary of depreciation expense recognized in the statement of income (loss) is as follows:

		Year Ended
(in thousands)		December 31 2015		December 31 2014

Continuing operations:
Operating expenses:
Mining, other development expense	$	(192)	$	(303)
Milling, conversion expense		(1,627)		(79)
Cost of services		(254)		(244)
Mineral property exploration		(94)		(125)
General and administrative		(36)		(51)
Discontinued operations		(13)		(15)
Depreciation expense-gross	$	(2,216)	$	(817)

A summary of employee benefits expense recognized in the statement of income (loss) is as follows:

		Year Ended
(in thousands)		December 31 2015		December 31 2014

Continuing operations:
Salaries and short-term employee benefits	$	(6,997)	$	(7,909)
Share-based compensation		(588)		(783)
Termination benefits		(327)		(202)
Discontinued operations		(375)		(555)
Employee benefits expense-gross	$	(8,287)	$	(9,449)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

		Year Ended
(in thousands)		December 31 2015		December 31 2014

Change in non-cash working capital items:
Trade and other receivables	$	3,240	$	(5,310)
Inventories		(622)		(520)
Prepaid expenses and other assets		119		(152)
Accounts payable and accrued liabilities		(3,932)		2,102
Post-employment benefits		(160)		(244)
Reclamation obligations		(517)		290
Change in non-cash working capital items	$	(1,872)	$	(3,834)

24.	SEGMENTED INFORMATION

Business Segments

The Company operates in three primary segments – the Mining segment, the Environmental Services segment and the Corporate and Other segment. The Mining segment, which has been further subdivided into geographic regions, being Canada and Africa, includes activities related to exploration, evaluation and development, mining, milling (including toll milling) and the sale of mineral concentrates. The Environmental Services segment includes the results of the Company’s environmental services business, DES. The Corporate and Other segment includes management fees and commission income earned from UPC and general corporate expenses not allocated to the other segments. Management fees and commission income have been included with general corporate expenses due to the shared infrastructure between the two activities.

 Business segment results for 2014 have been presented using the segmentation reported in 2015.

For the year ended December 31, 2015, reportable segment results for continuing operations were as follows:

(in thousands)	Canada Mining	Africa Mining	DES	Corporate and Other	Total

Statement of Operations:
Revenues	3,241	-	7,607	1,822	12,670

Expenses:
Operating expenses	(4,554)	(303)	(6,875)	(676)	(12,408)
Mineral property exploration	(13,439)	(818)	-	-	(14,257)
General and administrative	(17)	(604)	-	(5,842)	(6,463)
Impairment-mineral properties (note 12)	(2,603)	(25,164)	-	-	(27,767)
	(20,613)	(26,889)	(6,875)	(6,518)	(60,895)
Segment income (loss)	(17,372)	(26,889)	732	(4,696)	(48,225)

Revenues – supplemental:
Uranium concentrates	86	-	-	-	86
Environmental services	-	-	7,607	-	7.607
Management fees and commissions	-	-	-	1,822	1,822
Toll milling services	3,155	-	-	-	3,155
	3,241	-	7,607	1,822	12,670

Capital additions: (1)
Property, plant and equipment	1,028	357	318	147	1,850

Long-lived assets:
Plant and equipment
Cost	72,386	1,498	3,162	212	77,258
Accumulated depreciation	(8,711)	(1,217)	(1,675)	(37)	(11,640)
Mineral properties	119,368	3,264	-	-	122,632
Intangibles	-	-	-	107	107
	183,043	3,545	1,487	282	188,357

(1)

In November 2015, the Company divested its Mongolia Mining Division (see note 6) which was the only operation within the previously reported Asia Mining Segment. The capital additions amount reported above excludes $190,000 of capital additions attributable to the former Asia mining segment.

For the year ended December 31, 2014, reportable segment results for continuing operations were as follows:

(in thousands)	Canada Mining	Africa Mining	DES	Corporate and Other	Total

Statement of Operations:
Revenues	111	-	7,327	2,181	9,619

Expenses:
Operating expenses	(2,649)	(1,390)	(6,917)	(695)	(11,651)
Mineral property exploration	(13,488)	(913)	-	-	(14,401)
General and administrative	(10)	(1,152)	-	(5,474)	(6,636)
Impairment-mineral properties (note 11)	(1,658)	(87)	-	-	(1,745)
	(17,805)	(3,542)	(6,917)	(6,169)	(34,433)
Segment income (loss)	(17,694)	(3,542)	410	(3,988)	(24,814)

Revenues – supplemental:
Environmental services	-	-	7,327	-	7,327
Management fees and commissions	-	-	-	2,181	2,181
Toll milling services	111	-	-	-	111
	111	-	7,327	2,181	9,619

Capital additions: (1)
Property, plant and equipment	207	557	100	-	864

Long-lived assets:
Plant and equipment
Cost	83,613	2,288	3,452	242	89,595
Accumulated depreciation	(8,326)	(1,738)	(1,735)	(170)	(11,969)
Mineral properties	144,409	41,939	-	-	186,348
Intangibles	-	-	-	638	638
	219,696	42,489	1,717	710	264,612

(1)

In November 2015, the Company divested its Mongolia Mining Division (see note 6) which was the only operation within the previously reported Asia Mining Segment. The capital additions amount reported above excludes $105,000 of capital additions attributable to the former Asia mining segment.

Revenue Concentration

The Company’s business from continuing operations is such that, at any given time, it sells its environmental and other services to a relatively small number of customers. During 2015, one customer from the corporate and other segment, one customer from the DES segment and one customer from the mining segment accounted for approximately 83% of total revenues consisting of 14%, 44% and 25% individually. During 2014, one customer from the corporate and other segment and two customers from the DES segment accounted for approximately 86% of total revenues consisting of 23%, 53% and 10% individually.

25.	RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. The current agreement was entered into on April 1, 2013 and it had a three year term that may be terminated by either party upon the provision of 120 days written notice. Under the terms of the current agreement, the Company received the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CAD$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value in excess of CAD$100,000,000; and c) a fee, at the discretion of the Board of UPC, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the purchase or sale of uranium) – see note 29.

The following transactions were incurred with UPC for the periods noted:

	Year Ended
(in thousands)	December 31 2015	December 31 2014

Revenue:
Management fees	$1,747	$1,628
Commission fees	75	553
	$1,822	$2,181

At December 31, 2015, accounts receivable includes $157,000 (December 31, 2014: $123,000) due from UPC with respect to the fees and transactions indicated above.

Korea Electric Power Corporation (“KEPCO”)

In June 2009, Denison completed definitive agreements with KEPCO including a long-term offtake agreement (which has been assigned to Energy Fuels Inc. (“EFR”) as part of the U.S. Mining Division transaction completed in June 2012) and a strategic relationship agreement. Pursuant to the strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings. The strategic relationship agreement also provides KEPCO with a right of first opportunity if Denison intends to sell any of its substantial assets, a right to participate in certain purchases of substantial assets which Denison proposes to acquire and a right to nominate one director to Denison’s board so long as its share interest in Denison is above 5.0%.

As at December 31, 2015, KEPCO holds 58,284,000 shares of Denison representing a share interest of approximately 11.2%.

Denison also holds a 60% interest in Waterbury Lake Uranium Corporation (“WLUC”) and a 61.55% interest in Waterbury Lake Uranium Limited Partnership (“WLULP”), entities whose key asset is the Waterbury Lake property. The other 40% and 38.45% interest in these entities is held by a consortium of investors (“KWULP”) of which KEPCO is the primary holder (see note 28). When a spending program is approved by the participants, each participant is required to fund these entities based upon its respective ownership interest. Spending program approval requires 75% of the voting interest.

In January 2014, Denison agreed to allow KWULP to defer its funding obligations to WLUC and WLULP until September 30, 2015 and not be diluted as per the dilution provisions in the relevant agreements in exchange for allowing Denison to authorize spending programs without obtaining the approval of 75% of the voting interest.

In September 2015, KWULP notified Denison that it has elected to dilute its interest in the Waterbury Lake project and that it will not fund its deferred funding obligation to WLUC and WLULP. As a result, Denison earned an additional 1.55% interest in the Waterbury Lake project and will continue to be able to authorize funding programs up to CAD$10,000,000 without obtaining the approval of 75% of the voting interest up to September 30, 2016. The acquisition of the additional 1.55% in Waterbury Lake has been accounted for using an effective date of September 30, 2015 and has resulted in Denison recording its increased pro-rata share of the net assets of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $836,000. Further dilution of KWULP’s interest will occur in 2016.

Other

During 2015, the Company incurred investor relations, administrative service fees and other expenses of $159,000 (2014: $60,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At December 31, 2015, an amount of $nil (December 31, 2014: $nil) was due to this company.

During 2015, the Company incurred legal fees of $548,000 (2014: $276,000) with Cassels Brock & Blackwell, LLP, a law firm of which a former member of Denison’s Board of Directors is a partner. These services and associated costs were mainly related to various acquisition initiatives and internal re-organization activities done by the Company. At December 31, 2015, an amount of $12,000 (December 31, 2014: $1,000) is due to this legal firm.

During 2014, the Company provided executive services of $106,000 to Lundin Gold Inc., which shares common directors with Denison. No similar services were provided during 2015. At December 31, 2015, an amount of $nil (December 31, 2014: $44,000) is due from this company.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel includes the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Year Ended
(in thousands)	December 31 2015	December 31 2014

Salaries and short-term employee benefits	$1,391	$1,633
Share-based compensation	370	516
Termination benefits	314	158
Key management personnel compensation	$2,075	$2,307

26.	CAPITAL MANAGEMENT AND FINANCIAL RISK

Capital Management

The Company’s capital includes cash, cash equivalents, investments in debt instruments and debt obligations. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities (see note 2).

Planning, annual budgeting and controls over major investment decisions are the primary tools used to manage the Company’s capital. The Company’s cash is managed centrally and disbursed to the various regions via a system of cash call requests which are reviewed by the key decision makers. Under the Company’s delegation of authority guidelines, significant debt obligations require the approval of both the CEO and the CFO before they are entered into.

The Company manages its capital by review of the following measure:

(in thousands)	At December 31 2015	At December 31 2014

Net cash:
Cash and cash equivalents	$5,367	$18,640
Investments in debt instruments (see note 10)	7,282	4,381
Debt obligations-current	(300)	(30)
Debt obligations-long term	-	(9)

Net cash	$12,349	$22,982

Financial Risk

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and price risk.

(a)	Credit Risk

Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations under a financial instrument that will result in a financial loss to the Company. The Company believes that the carrying amount of its cash and cash equivalents, trade and other receivables, investments in debt instruments and restricted cash and investments represents its maximum credit exposure.

The maximum exposure to credit risk at the reporting dates is as follows:

(in thousands)	At December 31 2015	At December 31 2014

Cash and cash equivalents	$5,367	$18,640
Trade and other receivables	4,826	9,411
Investments in debt instruments	7,282	4,381
Restricted cash and investments	2,040	2,068
	$19,515	$34,500

The Company limits cash and cash equivalents, investment in debt instruments and restricted cash and investment risk by dealing with credit worthy financial institutions. The Company’s trade and other receivables balance relates to a small number of customers who are credit worthy and with whom the Company has established a relationship through its past dealings.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities as they become due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents and its access to credit and capital markets, if required (see note 2).

The maturities of the Company’s financial liabilities are as follows:

(in thousands)	Within 1 Year	1 to 5 Years

Accounts payable and accrued liabilities	$4,574	$-
Debt obligations (Note 16)	300	-
	$4,874	$-

(c)	Currency Risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures as its subsidiaries incur operating and capital costs denominated in local currencies. Foreign exchange risk also arises from assets and liabilities that are denominated in a currency that is not the functional currency for the relevant subsidiary company.

Currently, the Company does not have any foreign exchange hedge programs in place and manages its operational foreign exchange requirements through spot purchases in the foreign exchange markets. The impact of the U.S dollar strengthening (by 10%) at December 31, 2015 against the Company’s foreign currencies, with all other variables held constant, is as follows:

(in thousands except foreign exchange rates)	Dec. 31, 2015 Foreign Ex- Change Rate	Sensitivity Foreign Ex- Change Rate	Change in net income (loss)

Currency risk
Canadian dollar (“CAD”)	1.3841	1.5225	$13,687
West Africa French Franc (“CFA”)	600.96	661.06	(6,258)
Zambian kwacha (“ZMW”)	11.0272	12.1299	(4,509)
			$2,920

(d)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its liabilities through its outstanding borrowings and on its assets through its investments in debt instruments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

(e)	Price Risk

The Company is exposed to equity price risk as a result of holding equity investments in other exploration and mining companies. The Company does not actively trade these investments. The sensitivity analysis below has been determined based on the exposure to equity price risk at December 31, 2015:

(in thousands)	Change in net income (loss)	Change in Comprehensive income (loss)

Equity price risk
10% increase in equity prices	$48	$49

Fair Value of Financial Instruments

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

●	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 - Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets (such as equity instruments) is based on quoted market prices at the balance sheet date. The quoted marked price used to value financial assets held by the Company is the current closing price.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at December 31, 2015 and December 31, 2014:

(in thousands)	Financial Instrument Category(1)	Fair Value Hierarchy		December 31, 2015 Fair Value	December 31, 2014 Fair Value

Financial Assets:
Cash and equivalents	Category D			$5,367	$18,640
Trade and other receivables
Trade and other	Category D			4,826	9,411
Contingent consideration	Category A	Level	3	-	-
Investments
Equity instruments	Category A	Level	1	460	916
Equity instruments	Category A	Level	2	24	16
Equity instruments	Category B	Level	1	12	22
Debt instruments	Category A	Level	1	7,282	4,381
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category C			2,040	2,068
				$20,011	$35,454

Financial Liabilities:
Account payable and accrued liabilities	Category E			4,574	10,050
Debt obligations	Category E			300	39
				$4,874	$10,089

(1)

Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Available for sale investments; Category C=Held to maturity investments; Category D=Loans and receivables; and Category E=Financial liabilities at amortized cost.

27.	COMMITMENTS AND CONTINGENCIES

General Legal Matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Third Party Indemnities

The Company remains a guarantor under a sales contract included in the sale of the U.S. Mining Division to Energy Fuels Inc. (“EFR”) in June 2012. The sales contract requires deliveries of 200,000 pounds of U3O8 per year from 2013 to 2017 at a selling price of 95% of the long-term U3O8 price at the time of delivery. Should EFR not be able to deliver for any reason other than “force majeure” as defined under the contract, the Company may be liable to the customer for incremental costs incurred to replace the contracted quantities if the unit price of the replacement quantity is greater than the contracted unit price selling amount. EFR has agreed to indemnify the Company for any future liabilities it may incur related to this guarantee.

The Company has agreed to indemnify EFR against any future liabilities it may incur in connection with ongoing litigation between Denison Mines (USA) Corp (“DUSA”) (a company acquired by EFR as part of the sale of the U.S. Mining Division) and a contractor in respect of a construction project at the White Mesa mill. In the event that the matter is decided in DUSA’s favour, the Company is entitled to any proceeds that are received or recovered by EFR pursuant to its indemnity. Both parties agreed to resolve the dispute via binding arbitration and arbitration hearings for this matter were held in November 2013. In January 2014 an arbitration order was issued in DUSA’s and Denison’s favour. The contractor later filed a motion to vacate the arbitration award to which Denison filed a response in opposition and, in July 2014, the Utah state court denied the contractor’s motion to vacate the arbitration award and confirmed the arbitrator’s award in favour of Denison. The contractor subsequently filed a motion to appeal the decision of the Utah state court. In January 2016, appeal arguments were heard by the Utah Court of Appeals and a decision is pending. The Company does not expect to recover a material amount of damages related to this issue.

Performance Bonds and Letters of Credit

In conjunction with various contracts, reclamation and other performance obligations, the Company may be required to issue performance bonds and letters of credit as security to creditors to guarantee the Company’s performance. Any potential payments which might become due under these items would be related to the Company’s non-performance under the applicable contract. As at December 31, 2015, the Company had outstanding letters of credit of $7,007,000 of which $7,007,000 (CAD$9,698,000) is collateralized by a reduction in the amount available under the Company’s 2015 credit facility (see note 16).

Others

The Company has committed to payments under various operating leases and other commitments. Excluding spending amounts which may be required to maintain the Company’s mineral properties in good standing, the future minimum payments are as follows:

(in thousands)

2016	$232
2017	140
2018	86
2019	74
2020	69
2021 and thereafter	361
$962

28.	INTEREST IN OTHER ENTITIES

The significant entities and contractual interests in which Denison has a non-100% voting / participating interest at December 31, 2015 are listed below.

	Place Of Business	Entity Type (1)	Denison Voting Interest (2)	Denison Participating Interest (3)	Accounting Method (4)

Non-100% Owned Entities

Waterbury Lake Uranium Corp	Canada	JO-1	60.00%	60.00%	Proportionate Share
Waterbury Lake Uranium LP	Canada	JO-1	61.55%	61.55%	Proportionate Share
Pitchstone Namibia (Pty) Ltd	Namibia	SUB	90.00%	100.00%	Consolidation

Non-100% Owned Contractual Arrangements

McClean Joint Venture Agreement	Canada	JO-2	22.50%	22.50%	Proportionate Share
Midwest Joint Venture Agreement	Canada	JO-2	25.17%	25.17%	Proportionate Share
Wheeler River	Canada	JO-2	60.00%	60.00%	Proportionate Share
Mann Lake	Canada	JO-2	30.00%	30.00%	Proportionate Share
Wolly	Canada	JO-2	22.50%	22.50%	Proportionate Share

(1)

The Entity Type classifications are as follows: SUB=Subsidiary; JO-1=Joint Operations having joint control as defined by IFRS 11; and JO-2=Joint Operations not having joint control and beyond the scope of IFRS 11;

(2)	Voting Interest represents Denison’s percentage voting interest in the entity or contractual arrangement;
(3)

Participating interest represents Denison’s percentage funding contribution to the particular arrangement. This percentage can differ from equity interest in instances where other parties to the arrangement have carried interests in the arrangement; and

(4)	Proportionate share is where Denison accounts for its share of assets, liabilities, revenues and expenses of the arrangement in relation to its participating interest.

Pitchstone Namibia (Pty) Ltd (“Pitchstone Namibia”) was acquired by Denison as part of the Fission Energy Corp acquisition in April 2013. Pitchstone Namibia’s key asset is the Dome project. Denison’s participating interest is larger than its voting interest at this time due to its partner’s carried interest. Denison is currently funding 100% of the activities of this entity.

29.	SUBSEQUENT EVENTS

Sale of Mongolia Mining Division – Update on Mining License Applications

On December 2, 2015, Uranium Industry submitted applications to the Mongolian government for mining licenses for all four projects included as part of the Mongolian Mining Division sale (see note 6). On January 5, 2016, the Company received copies of mining application acknowledgement receipts, for all four projects, as part of the completeness review component of the mining license issuance process. As at March 9, 2016, the Mongolia government has not yet made any formal decision to issue mining licenses for the Mongolia projects.

Bank of Nova Scotia Credit Facility Renewal

On January 29, 2016, the Company entered into an agreement with the Bank of Nova Scotia to extend the maturity date and the terms of the 2015 facility (see note 16). Under the 2016 facility, the maturity date has been extended to January 31, 2017 and the Company continues to have access to credit up to CAD$24,000,000 whose use is restricted to non-financial letters of credit in support of reclamation obligations (see note 15). All other significant terms of the 2016 facility (tangible net worth covenant, minimum cash balance covenant and security for the facility) remain unchanged from those of the 2015 facility.

The 2016 facility is subject to letter of credit and standby fees of 2.40% and 0.75% respectively.

UPC Management Services Agreement Renewal

The current management services agreement for UPC, which expires on March 31, 2016, has been renewed for another three years effective April 1, 2016. Under the new agreement, Denison will receive the following fees from UPC: a) a base fee of CAD$400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of CAD$100 million and up to and including CAD$500 million, and (i) 0.2% per annum of UPC’s total assets in excess of CAD$500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

McClean and Midwest Site Restoration Plans – Regulatory Update

At the end of February 2016, the Company received letter acceptance from the applicable regulatory authorities that its updated site restoration plan for the McClean Lake and Midwest projects, submitted in January 2016, was approved. Under the approved plan, the Company is required to increase its financial assurance to Saskatchewan Environment from the current amount of CAD$9,698,000 to CAD$24,134,000. It is anticipated that the increased financial assurance will be required to be provided during the second quarter of 2016.